Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

HUB Cyber Security Ltd. has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: ordinary shares and two classes of warrants to purchase ordinary shares. References herein to “we,” “us,” “our” and the “Company” refer to HUB Cyber Security Ltd. and not to any of its subsidiaries. The following description may not contain all of the information that is important to you, and we therefore refer you to our amended and restated articles of association (our “Articles”), a copy of which is filed with the Securities and Exchange Commission (“SEC”) as an exhibit to this annual report on Form 20-F (“Annual Report”).

ORDINARY SHARES

Share Capital

Our authorized share capital consists of 66,666,666 ordinary shares, no par value. All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any pre-emptive rights.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-102937-3. Our affairs are governed by our Articles of Association (the “Articles”), applicable Israeli law and specifically, the Companies Law. Our purpose as set forth in the Articles is to carry on any business and to engage in any lawful act or activity.

Voting Rights

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under the Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of the Nasdaq. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by the Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or expected to be, in a state of war with Israel.

Election of Directors

Under the Articles, the board of directors must consist of not less than three (3) but no more than eleven (11) directors. Each director is elected by a simple majority vote of the ordinary shares participating and voting at a general meeting of shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of its shareholders, and serve on the board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and the Articles. In addition, the Articles, provides that the board of directors of may fill vacancies on the board of directors to appoint new directors up to the maximum number of directors permitted under the Articles, by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Articles, until the next annual general meeting of shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Dividend and Liquidation Rights

We may make “distributions,” as such term is defined in the Companies Law (which definition includes the payment of dividends and a company’s repurchase of its outstanding shares) to the holders of ordinary shares in proportion to their respective shareholdings, subject to certain limitations imposed by the Companies Law. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements (less the amount of previous distributions, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may make distributions only with court approval. As we are a Nasdaq-listed company, court approval is not required for our repurchase of our shares, provided that we notify our creditors of the proposed repurchase and allow such creditors an opportunity to initiate a court proceeding to review the repurchase. If within 30 days such creditors do not file an objection, then we may proceed with the repurchase. In each case, we are only permitted to make the distribution if our board of directors and, if applicable, the court, determines that there is no reasonable concern that such distribution will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of the Company’s liquidation, after satisfaction of liabilities to creditors, its assets will be distributed to the holders of ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.

Registration Rights

Certain of our shareholders are entitled to certain registration rights under the terms of our Registration Rights Agreement. For a discussion of such rights, see “Related Party Transactions – Registration Rights Agreement” in our Annual Report.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that at the time are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Articles as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or, (iii) as we are a Nasdaq-listed company, one or more shareholders holding, in the aggregate, either (a) 10% or more of our issued and outstanding shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under the Companies Law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting, and provided, however, that, as we are a Nasdaq-listed company, in order to request that our board of directors include a matter in the agenda that relates to the election or removal of a director, such shareholder(s) must hold at least 5% of the voting rights at the general meeting of shareholders. The Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as we are a Nasdaq-listed company, may be between four and 60 days prior to the date of the meeting.

Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the articles of association;

●	appointment, terms of service and termination of services of auditors;

●	appointment of directors, including external directors (if applicable);

●	approval of certain related party transactions;

●	increases or reductions of authorized share capital;

●	a merger; and

●	the exercise of the board of director’s powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for proper management of the company.

For companies whose articles of association do not require the company to provide advance notice of any annual general meeting or special general meeting, such as in the case of the Company, the Companies Law requires that a notice of any such meeting be provided to shareholders at least 14 prior to the meeting; otherwise, the Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting provided that, in each case, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and the Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Holders of the ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 33 and 1/3% of the total outstanding voting power of our shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of our total outstanding voting rights. The requisite quorum may be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above in “Shareholder Meetings.”

Vote Requirements

Unless otherwise required by the Companies Law or by the Articles, all shareholder resolutions require a simple majority vote of under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters. Under the Articles, if at any time our share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by the Articles, may be modified or cancelled by us by a resolution of the shareholders of the holders of all shares as one class, without any required separate resolution of any class of shares.

Under the Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the shareholders present and represented at the meeting, and holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our Articles, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair its interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies. For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of a merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Private Placements

Under the Companies Law, a private placement of securities requires approval by the board of directors and the shareholders of a company if it will cause a person to become a controlling shareholder or if:

●	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to the ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having pre-emptive rights. No preferred shares are authorized under the Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of the ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to the Articles, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and the Articles, as described above in “-Shareholder Meetings.” In addition, as disclosed under “-Election of Directors,” we have a classified board structure, which effectively limits the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Companies Law and the Articles, our board of directors may exercise all powers and take all actions that are not required under law or under the Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

The Articles enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Exclusive Forum

Exclusive Jurisdiction of Certain Actions

The Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and, for the avoidance of any doubt, such provision does not apply to any claim asserting a cause of action arising under the Exchange Act. Except as set forth in the preceding sentence, the Articles also provide that, unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Articles, the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Articles will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Articles.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC (formerly, American Stock Transfer & Trust Company, LLC). Its address is 1 State Street, 30th Floor, New York, New York 10004.

Exchange Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “HUBC.”

WARRANTS

Pre-SPAC Public Warrants

In connection with an offering conducted in Israel to institutional investors in February 2022, we issued an aggregate amount of 9,664,932 warrants, which we refer to as the “pre-SPAC public warrants.” The pre-SPAC public warrants are exercisable for an aggregate amount of 68,856 ordinary shares at an exercise price of $203.00 per whole share (following the reverse share splits that we effected immediately prior to the closing, in December 2023 and in March 2025). The pre-SPAC public warrants were scheduled to expire on August 22, 2025. To allow additional time for the pre-SPAC public warrants to be exercised and to potentially generate future cash proceeds to the Company, on August 11, 2025, the Board of Directors of Company decided to extend the expiration date of the pre-SPAC public warrants to 5 p.m. Eastern Time on August 22, 2027. The pre-SPAC public warrants are currently trading on Nasdaq under the symbol “HUBCZ.”

SPAC Public Warrants

In connection with our business combination that closed on February 28, 2023, we issued an aggregate amount of 16,043,785 warrants, 15,507,801 of which were issued in exchange for the public warrants of Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”) (the “SPAC public warrants”) and 535,984 of which were issued in exchange for the private warrants of RNER (the “SPAC private warrants” and together with the SPAC public warrants, the “SPAC warrants”). The SPAC public warrants are exercisable for an aggregate amount of 116,308 ordinary shares at an exercise price of $1,279.00 per whole share (following the reverse share splits that we effected immediately prior to the closing, in December 2023 and in March 2025). The SPAC public warrants will expire at 5:00 p.m., New York City time on February 28, 2028, unless redeemed by us or we are liquidated prior to that date. The SPAC public warrants are currently trading on Nasdaq under the symbol “HUBCW.”

Warrant Agreement

The SPAC public warrants were issued in registered form pursuant to the Warrant Agreement dated October 4, 2021, by and between RNER and American Stock Transfer& Trust Company, LLC (“AST”), as amended by the Amended and Restated Warrant Agreement, dated February 28, 2023, by and among AST, RNER and us (the “Warrant Agreement”). You should review a copy of the Warrant Agreement and the form of warrant, as publicly disclosed, for a complete description of the terms and conditions of the SPAC public warrants and the Warrant Agreement.

Duration and Exercise Price Adjustments

The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares and the exercise price. However, except as described below, the SPAC public warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

Exercisability

The SPAC public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of our ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the SPAC public warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

Cashless Exercise

If, at the time a holder exercises SPAC public warrants, a registration statement registering the issuance of the ordinary shares underlying the SPAC public warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the warrant agreement (as defined below).

Redemption

We may call the SPAC public warrants for redemption:

●	in whole and not in part;

●	at a price of NIS 744.12 (approximately $220.00) per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30 day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of our ordinary shares equals or exceeds $1,800.00 per share (following the reverse share splits that we effected immediately prior to the closing, in December 2023 and in March 2025, and as may be further adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing on March 1, 2023 and ending three business days before the Company sends the notice of redemption to its warrant holders.

Notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the redemption date to the registered holders of the SPAC public warrants to be redeemed at their last addresses as they appear on the registration books of the Company.

The right to exercise will be forfeited unless the SPAC public warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of HUB ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether HUB will exercise its option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of HUB ordinary shares at the time the warrants are called for redemption, HUB’s cash needs at such time and concerns regarding dilutive share issuances.

The warrants are issued in registered form under the Amended and Restated Warrant Agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. You should review a copy of the Amended and Restated Warrant Agreement, which is filed as an exhibit to our Annual Report for a complete description of the terms and conditions applicable to the SPAC public warrants. The Amended and Restated Warrant Agreement provides that the terms of the SPAC warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding SPAC warrants in order to make any change that adversely affects the interests of the registered holders.

Fractional Shares

Pursuant to the Amended and Restated Warrant Agreement, a warrant holder may exercise SPAC public warrants only for a whole number of ordinary shares. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of SPAC public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of our ordinary shares to be issued to the warrant holder.

Transferability

Subject to applicable laws, each SPAC public warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Warrant Agent

The warrant agent for our SPAC public warrants is Equiniti Trust Company, LLC.